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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the
Securities Exchange Act of 1934

For the month of June, 2006
Commission File No. 1-11284

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

181 Bay Street, Suite 200, BCE Place,
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):

Furnished herewith are:

Exhibit 99.1	News Release dated June 6, 2006 of Falconbridge Limited regarding "Ontario Securities Commission Hearing to be Held on Falconbridge Limited's Shareholder Rights Plan".
Exhibit 99.2
News Release dated June 7, 2006 of Falconbridge Limited regarding "Inco and Falconbridge Provide Update on Status of Regulatory Clearances of Inco's Offer for Falconbridge Limited — Agreement Reached on Sale of Falconbridge Assets and Related Operations to be Divested".
Exhibit 99.3	News Release dated June 9, 2006 of Falconbridge Limited regarding "Falconbridge's Common Share Stock Symbol to Change on the Toronto Stock Exchange — "FAL.LV" to become "FAL" on Monday, June 12th".
Exhibit 99.4	News Release dated June 21, 2006 of Falconbridge Limited regarding "Falconbridge Limited's Brunswick Smelter Employees Ratify Collective Agreement".
Exhibit 99.5	News Release dated June 22, 2006 of Falconbridge Limited regarding "Falconbridge to Offer to Acquire the Shares of its Subsidiary Novicourt Inc. not Already Owned by Falconbridge".
Exhibit 99.6	News Release dated June 23, 2006 of Falconbridge Limited regarding "Inco obtains U.S. Regulatory Clearance of Offer for Falconbridge Limited — Update on European Commission Clearance".
Exhibit 99.7
News Release dated June 26, 2006 of Falconbridge Limited, Phelps Dodge and Inco regarding "Phelps Dodge, Inco and Falconbridge Limited Agree to US$56 Billion Three-Way Combination, Creating One of World's Largest Mining Companies".
Exhibit 99.8	News Release dated June 29, 2006 of Falconbridge Limited regarding "Falconbridge Opposes Xstrata Application to Superior Court".
Exhibit 99.9	News Release dated June 30, 2006 of Falconbridge Limited regarding "Superior Court Dismisses Xstrata Application".
Exhibit 99.10	News Release dated June 30, 2006 of Falconbridge Limited regarding "Ontario Securities Commission Issues Order on Xstrata Plc Application Concerning Falconbridge's Shareholder Rights Plan".

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)
July 11, 2006	By:	'Stephen K. Young' Stephen K. Young — Corporate Secretary

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	News Release dated June 6, 2006 of Falconbridge Limited regarding "Ontario Securities Commission Hearing to be Held on Falconbridge Limited's Shareholder Rights Plan".
Exhibit 99.2
News Release dated June 7, 2006 of Falconbridge Limited regarding "Inco and Falconbridge Provide Update on Status of Regulatory Clearances of Inco's Offer for Falconbridge Limited — Agreement Reached on Sale of Falconbridge Assets and Related Operations to be Divested".
Exhibit 99.3	News Release dated June 9, 2006 of Falconbridge Limited regarding "Falconbridge's Common Share Stock Symbol to Change on the Toronto Stock Exchange — "FAL.LV" to become "FAL" on Monday, June 12th".
Exhibit 99.4	News Release dated June 21, 2006 of Falconbridge Limited regarding "Falconbridge Limited's Brunswick Smelter Employees Ratify Collective Agreement".
Exhibit 99.5	News Release dated June 22, 2006 of Falconbridge Limited regarding "Falconbridge to Offer to Acquire the Shares of its Subsidiary Novicourt Inc. not Already Owned by Falconbridge".
Exhibit 99.6	News Release dated June 23, 2006 of Falconbridge Limited regarding "Inco obtains U.S. Regulatory Clearance of Offer for Falconbridge Limited — Update on European Commission Clearance".
Exhibit 99.7
News Release dated June 26, 2006 of Falconbridge Limited, Phelps Dodge and Inco regarding "Phelps Dodge, Inco and Falconbridge Limited Agree to US$56 Billion Three-Way Combination, Creating One of World's Largest Mining Companies".
Exhibit 99.8	News Release dated June 29, 2006 of Falconbridge Limited regarding "Falconbridge Opposes Xstrata Application to Superior Court".
Exhibit 99.9	News Release dated June 30, 2006 of Falconbridge Limited regarding "Superior Court Dismisses Xstrata Application".
Exhibit 99.10	News Release dated June 30, 2006 of Falconbridge Limited regarding "Ontario Securities Commission Issues Order on Xstrata Plc Application Concerning Falconbridge's Shareholder Rights Plan".

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SIGNATURES
Exhibit Index